Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6600 www.gibsondunn.com

September 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Real Estate & Construction

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Babette Cooper

Re:	Dynamix Corporation III Registration Statement on Form S-1 Filed August 12, 2025 File No. 333-289517

Dear Ms. Cooper:

On behalf of Dynamix Corporation III, a Cayman Islands exempted company (the “Company” or the “SPAC”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated September 8, 2025 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 12, 2025. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is filing the Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Amendment.

Cover Page

1.	Please revise the cover page to disclose any limitations on redemption rights. In this regard, we note your disclosure on page 36 regarding limitation on redemption rights. Refer to Item 1602(a)(2) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page of the Amendment to address the Staff’s comments.

U.S. Securities and Exchange Commission Page 2	September 19, 2025

2.	When discussing the amount of compensation received or to be received, please include any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. Please revise to clearly disclose the extent to which such compensation and securities issuances, including the cashless exercise of the private placement warrants along with the private placement warrants issuable with the working capital loans, may result in a material dilution of the purchasers’ equity interests. Please revise your compensation disclosure to also address promoters. Please also provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page of the Amendment to address the Staff’s comments. We note that the cover page has been revised to include disclosure from page 160 of the Amendment, which specifies that our sponsor, and our officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

3.	Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page of the Amendment.

4.	When discussing the Class B ordinary shares, please revise to clarify that the class B ordinary shares will have the right to vote on the appointment or removal of directors.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page, and pages 34 and 135 of the Amendment.

5.	Please revise to describe the permitted withdrawals from the trust account.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page and on page 1 of the Amendment.

Prospectus Summary

Our Sponsor, page 8

6.	In your compensation table here and on page 118, please revise to include both the anti-dilution adjustment of the founder shares upon conversion at the time of the business combination and any other adjustment to maintain the 25% founder share interest in the event of a change in the size of the offering. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 8 and 118 of the Amendment.

7.	Please include in the tabular disclosure beginning on pages 9 and 120 the lock-up agreement with the underwriters as disclosed on page 197. See Item 1603(a)(9) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 9 and 120 of the Amendment.

U.S. Securities and Exchange Commission Page 3	September 19, 2025

Our Management and Board of Directors, page 10

8.	Please revise the disclosure on page 10 regarding your management team to clearly disclose for each prior SPAC any extensions and redemption levels in connection with any extension and/or business combination. See Item 1603(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 11 and 122 of the Amendment.

Ability to extend time to complete business combination, page 29

9.	Please revise to disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 29 and 37 of the Amendment as well as throughout the document where applicable.

Anticipated expenses and funding sources, page 29

10.	Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using, among other sources, the proceeds of the sale of your securities in connection with your initial business combination and that you intend to target businesses larger than you could acquire with the net proceeds of this offering and the sale of the private placement warrants.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 30, 109 and 129 of the Amendment.

Risk Factors

If we are deemed to be an investment company . . ., page 59

11.	We note statements such as “[b]y restricting the investment of proceeds to these instruments” you intend to avoid being deemed an investment company, and that you do not believe your anticipated principal activities will subject you to the investment Company Act under the applicable laws and regulations. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on page 60 of the Amendment.

Underwriting, page 197

12.	Please revise the underwriter’s compensation table to include the private placement warrants. In this regard, we note on page 27 that FINRA has deemed the placement warrants as compensation. Please refer to Item 508(e) of Regulation S-K.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on page 199 of the Amendment.

U.S. Securities and Exchange Commission Page 4	September 19, 2025

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale
GIBSON, DUNN & CRUTCHER LLP

cc:	Andrea Bernatova, Chief Executive Officer
Evan D’Amico, Gibson, Dunn & Crutcher LLP